EISANA HEALTH

Reducing permanent nerve damage from chemotherapy



eisanahealth.com The Woodlands, TX

Highlights

1. 2025 American Cancer Society BrightEdge Entrepreneur
2. Completed functional prototype
3. Completed Usability Study in humans
4. Developed only mobile device that allows functionality in hands and feet while cooling
5. Filed several patents in the US and selected countries
6. Received $400k SBIR Contract from the National Cancer Institute to specifically develop this device
7. Founder and team each have decades of relevant experience
8. Large market - 500,000 US cancer patients per year need this device

this device

Featured Investor

Julia Eastland
Syndicate Lead

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Invested $25,000

CEO and former CFO, COO and CBO of oncology therapeutic development companies. Board Director of commercial and pre-commercial companies. B.A. Finance, Colorado State University; MBA International Finance from Edinburgh University, Scotland, UK

"I am very excited to be an investor in Eisana Health because of their potential to help hundreds of thousands of cancer patients live a better life after treatment. Eisana Health is uniquely poised to revolutionize cancer care by helping patients prevent the permanent and painful nerve damage that common chemotherapy drugs cause. This is a unique opportunity to directly invest in a company that could spare you or a loved one from a permanent disability in the future."

Team



Carole Spangler Vaughn CEO

Dr. Carole Spangler Vaughn holds a Ph.D. in Biophysics (Johns Hopkins University) and an MBA (University of Washington). She has spent over 25 years in the life science industry, mostly at start-ups, bringing oncology products to market.



Paul Klein VP Marketing

Paul Klein spent 40-years at GE and GE Healthcare. He is an experienced marketer with B2B and B2C expertise in durables, CPG and medical products. Paul served as General Manager of brand and advertising for the GE Appliances business.



Jessica Urban VP Product Development, Quality & Regulatory

Jessica Urban has a Masters in Biomedical Engineering and guides devices from research to market. Jessica has almost 30 years of relevant experience including Management, Program Management, Quality, Regulatory, and Business Development.



Nathan Dale VP Engineering

Nathan Dale is an experienced medical device engineer with nearly 30 years of expertise in product design, development, and manufacturing across implantable, disposable, and surgical technologies.



Martin Simonetti Board Chair

Martin Simonetti has had a long and successful career in the life sciences, serving as CFO and CEO. He is currently the CEO of PBS Biotech. He received an MS from the Univ of California, Davis and an MBA from the Univ of Santa Clara.



Dr. Noah Kolb Medical Advisor

Dr. Noah Kolb is a neurologist at The University of Vermont Medical Center and assistant professor at the UVM College of Medicine Department of Neurology in Burlington, VT. His research is focused on chemotherapy-induced peripheral neuropathy.



Jennifer Gewandter Medical Advisor

Jennifer Gewandter, PhD, MPH is an Assistant Professor in the Department of Anesthesiology and Perioperative Medicine at the University of Rochester and an Associate Director of the FDA Public-Private partnership, ACTTION.



Dr. Hope Rugo Medical Advisor

Hope Rugo, M.D., is division chief of breast medical oncology and a professor at City of Hope, where she directs the Women's Cancers Program and oversees national research and clinical care initiatives.

William (Bill) Cronin Advisor

William (Bill) Cronin is a healthcare investor, board director, and operating executive with decades of experience supporting medical device and digital health companies through growth, capital formation, and commercialization. He serves on the

Pitch Deck


EISANA
HEALTH
Preventing nerve damage from chemotherapy
Carole Spangler Vaughn PhD, MBA
CEO | Breast Cancer Survivor

Preventing permanent nerve damage from chemotherapy

Our mission

Reducing cancer patients' suffering, drives us. Our mission is to end excessive suffering for cancer survivors. We believe the price of survival should never be unnecessary pain and suffering. For far too long, the only measure of success for cancer patients has been 5-year survival. But, that is not enough. We think **quality of life** ***after*** **cancer is just as important.**



Do you know the standard of care for breast cancer is three chemotherapy drugs: Cyclophosphamide (FDA-approved in 1959), Adriamycin (FDA-approved in 1974), and Taxol (FDA-approved in 1998)? These drugs are old! They are effective at killing cancer but they are also effective at leaving patients with life-long side effects. Many of the drugs used to fight other cancers also have severe side effects. Why are these drugs still being used? Because there are years of data showing they are effective for cancer and relatively inexpensive.

If we are stuck with these old drugs that have lots of side effects, then we must figure out how to prevent side effects. For example, several studies have shown that cooling on the day of chemotherapy can prevent permanent nerve damage in hands and feet, a known side effect of several common chemo drugs. But, no company has developed a solution that truly meets the needs of cancer patients and their nurses. If you need to cool for hours, you need to be independent, fully mobile, and have functional use of hands and feet while you are cooling. Eisana Health is pioneering this solution because we are on mission to help hundreds of thousands of cancer patients.

Founder's story

I thought I knew a lot about cancer because I have a lot of education - a PhD in Biophysics and an MBA - and have spent over 25 years in the life science industry, mostly working for startups, bringing Oncology products to market. In 2017, I was diagnosed with Stage 2b breast cancer, meaning it had already advanced to my lymph nodes. I was unprepared to be a patient and had no idea what my treatment journey would actually be like. While I knew about the evidence-based protocols and was confident I would survive, I was surprised to learn about all the side effects, and even more surprised to learn that some of the most devastating side effects can be prevented. Because of my family, I decided to do everything I could to come out of this OK. I quickly grew very frustrated with the lack of innovation being applied to cancer treatment side effects and that propelled me to create Eisana Health. We can do better!









The big problem we are solving - CIPN

Many common chemotherapy drugs make their way in the blood to fingers and toes and destroy sensitive nerve endings. This chemotherapy-induced peripheral neuropathy (CIPN) is common, painful, and debilitating, and **there is no cure**. Oncologists struggle with two bad choices when it occurs: cause a permanent disability or stop treatment and risk survival. This permanent disability ends up **reducing quality of life and costing an average of $17k per year, per patient.**



While there is no cure, CIPN can be prevented before it takes hold. Several studies have shown that cooling continuously for several hours on the day of chemo can prevent this nerve damage but surprisingly there are no solutions tailored to chemo patients. More and more patients are learning about cooling but there are no good choices for continuously cooling their hands and feet for hours, in clinic and at home. Patients are struggling with inadequate solutions using ice, ice water, freezable mitts and socks, or frozen vegetables, which are uncomfortable, inconvenient, impossible to cool without interruption, and can cause frostbite.


80%
70%
60%
50%
40%
30%
20%
10%
0%
Patients not getting nerve damage
67%
43%
27%
No cooling
Partial cooling
Cooling

Shigematsu et al., Supportive Care in Cancer (2020) 28:5005-5011

Our patient-unique value proposition

Once you realize a cancer patient needs to cool their hands and feet for several hours, without stopping, three important requirements surface for the system:

1. **Mobility**, to allow the patient to go home, and continue cooling, at the end of their infusion;

2. **Functionality**, to allow patients to have normal function in their hands and feet while cooling so they don't need to stop;

3. **Independence**, so that patients don't need to rely on a nurse or caregiver.

We are the only company with a solution that addresses all these needs.

Our innovation

The Eisana Health device allows for constant cooling, for several hours. Our gloves are sleek and have conductive fingertips so that patients can use their phone, eat a snack, read a book, etc. Our booties allow for safe walking with rubber, flexible soles and cooling that wraps around the whole foot. Nurses were adamant that the cooling booties must not destabilize the patient or interfere with walking, and that is what we developed. In our usability study, one subject described the booties as "house slippers".

In between the chiller and each glove and bootie is tubing that circulates cool water. This tubing is cleverly integrated into a warming blanket, already in the patient experience.

When the patient arrives at the infusion center, they slip on the gloves and booties, then easily connect to the chiller. When they need to walk around, they easily disconnect from the chiller and can move around while keeping their hands and feet cool for a short period of time. At the end of the infusion, they disconnect

from the chiller, pack the blanket into a tote bag, and move to their car. Once there, they can reconnect, attaching the chiller to car power.






Our market size – 500,000 US patients per year

Unfortunately, cancer and traditional chemo treatment isn't going away any time soon. Our market is all patients receiving a chemotherapy drug that is toxic to nerves, which is about 500,000 patients in the US every year. One example is Taxol, commonly prescribed for breast, ovarian, and lung cancers. Platinum-based drugs, like oxaliplatin, commonly prescribed for gastrointestinal and bladder cancers, are also highly toxic to nerves.

To calculate a Total Addressable Market (TAM), we considered all the patients receiving chemotherapy in countries that deliver quality oncology care: US, Canada, EU, Israel, Japan, South Korea, Latin America, and Australia. To arrive at patient numbers for each country, we calculated a population-based percentage for each country against the US, where there are 500,000 chemotherapy patients per year receiving chemotherapy drugs that are toxic to nerves, and calculated chemotherapy patients in each country. That resulted in 2.6 million patients. At $2,000 per average lease, the TAM is $5B. We calculated the Serviceable Available Market (SAM) by just considering the US market. The SAM is $1B. Assuming 5% market penetration, our Serviceable Obtainable Market (SOM) is $50M.


TAM - $5.3B
Worldwide chemo patients getting neurotoxic drugs
SAM - $1B
US chemo patients
SOM


$50M
5% market penetration

How we will use the money raised

We have previously raised $1.5M, from angel investors, family offices, and a $400k SBIR Contract from the National Cancer Society. We have a feasibility prototype of the chiller. And, we have iterated many bootie and glove prototypes in order to arrive at a design that successfully cooled the hands and feet, all while allowing functionality. Our prototypes are ready for commercialization. We need to update the design so it can be easily manufactured at volume for product launch. The $1M being raised will be allocated as follows: $430,000 to engineering development, $240,000 to manufacturing, $130,000 to clinical validation, $120,000 to salaries, and $80,000 for patent protection. **This money will get our product on the market.**

Final comments: Your funding will get our product to patients in 2026

We are passionate about helping all cancer patients live a better life after treatment. We've developed something no one else has ever done, something that completely solves the problem for cancer patients. We have our feasibility prototype and are asking you to help us get to market. We have a team that has done this before and can do it again, and have received funding and support from both the National Cancer Institute and the American Cancer Society. Having cancer is enough and patients shouldn't be left in wheelchairs because of their cancer drugs. Please join our mission to **reduce cancer patients' suffering.**

Join our Mission!